Exhibit 99.1

HUB Security Receives Notice from Nasdaq Related to Delayed Filing of 2022 Annual Report

TEL AVIV, Israel, May 22, 2023 - HUB Cyber Security Ltd (NASDAQ: HUBC), a developer of Confidential Computing cybersecurity solutions and services (“HUB Security” or the “Company”), today announced, as expected, that it has received a notice (the “Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, as a result of not having timely filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “Annual Report”) with the Securities and Exchange Commission (“SEC”), the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of all required periodic financial reports with the SEC . The Notice has no immediate effect on the listing or trading of the Company’s securities, which will continue to trade on Nasdaq, subject to the Company’s compliance with the other continued listing requirements of Nasdaq.

As previously disclosed, a special committee of independent directors of the Company’s Board of Directors (“Special Committee”) is working to complete its investigation into unexplained expenses incurred by a former senior officer of the Company and, as such, the Company requires additional time to file the Annual Report.

The Special Committee is resolved to completing a meticulous and comprehensive process, with the highest level of transparency. Based on preliminary findings from the Special Committee, the Company believes that the investigation will not have a material impact on its financial statements. The Company’s management and the Audit Committee are also reviewing the effectiveness of the Company’s controls over its disclosure and internal accounting and financial reporting for the year ended December 31, 2022.

Under the Nasdaq Listing Rules, the Company has 60 calendar days until July 18, 2023 to submit a plan to regain compliance and if Nasdaq accepts the Company’s plan, then Nasdaq may grant an exception of up to 180 calendar days from the prescribed due date of the Annual Report, or until November 13, 2023, to regain compliance. However, there can be no assurance that Nasdaq will accept the Company’s plan to regain compliance or that the Company will be able to regain compliance within any extension period granted by Nasdaq. If the Company fails to timely regain compliance with the Nasdaq Listing Rules, the securities of the Company will be subject to delisting from Nasdaq.

About HUB Cyber Security Ltd.

HUB Cyber Security Ltd was established in 2017 by veterans of the 8200 and 81 elite intelligence units of the Israeli Defense Forces and began trading as a public company on Nasdaq on March 1, 2023 under the ticker “HUBC.” HUB Security specializes in unique cybersecurity solutions protecting sensitive commercial and government information and is a recognized leader in the rapidly evolving field of zero-trust confidential computing, an area of cybersecurity that provides protection to data even when computers are infected, and administrators are compromised. HUB Security’s computing solutions aim at preventing hostile intrusions at the hardware level while introducing a novel set of data theft prevention solutions. The Company operates in over 30 countries and provides innovative cybersecurity computing appliances as well as a wide range of cybersecurity services worldwide.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements include, without limitation, statements regarding the financial position, business strategy, plans and objectives of management for future operations, and any statements that refer to characterizations of future events or circumstances, including any underlying circumstances. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this report, the words “could,” “should”, “will,” “may,” “anticipate,” “believe,” “expect,” “estimate,” “intend,” “plan,” “project,” the negative of such terms, and other similar expressions are intended to identify forward looking statements, although not all forward-looking statements contain such identifying words. Such forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the Company and: (i) the Company’s ability to submit a plan to regain compliance with the Nasdaq Listing Rules; (ii) the Company’s ability to file its Form 20-F within the timeline prescribed by Nasdaq; (iii) the results of the Special Committee’s investigation; (iv) the risk of restatement of the Company’s previously reported financial statements or the identification of one or more material weaknesses in internal control over financial reporting; (v) costs relating to the Special Committee’s investigation, which are likely to be material; (vi) the outcome of any legal proceedings that may be instituted against the Company, including as may result from the Special Committee’s investigation; (vi) the ability to meet Nasdaq continued listing standards; (vii) expectations regarding the Company’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and the Company’s ability to invest in growth initiatives and pursue acquisition opportunities; (viii) the risk that the consummation of the business combination disrupts the Company’s current operations and future plans; (ix) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (x) limited liquidity and trading of the Company’s securities; (xi) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (xii) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; (xiii) inaccuracies for any reason in the estimates of expenses and profitability and projected financial information for the Company; and (xiv) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s final proxy statement/prospectus filed on December 5, 2022.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of the Company prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning matters addressed in this press release and attributable to the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this press release. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.

Investor Contact:

Marc P. Griffin

ICR, Inc. for HUB Security

Marc.Griffin@ICRinc.com

Media Contact:

HUB Security

Gili Nizani

gili.nizani@hubsecurity.io